Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

Filed By: F&M Bancorp

Subject Company: F&M Bancorp

Commission File No. 333-104793

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M

Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

The following is a joint press release issued by Mercantile and F&M on August 8, 2003.

FOR IMMEDIATE RELEASE

Summary:	Mercantile Bankshares Corporation—F&M Bancorp

Merger: Value of Merger Consideration Calculated,

Subject to Final Allocations

BALTIMORE, MARYLAND, August 8, 2003 – Mercantile Bankshares Corporation (“Bankshares”) (Nasdaq: MRBK) and F&M Bancorp (Nasdaq: FMBN) announced today that the final Bankshares stock price for purposes of determining the value of the merger consideration to be paid by Bankshares in connection with the proposed merger of F&M Bancorp with Bankshares is $40.3921. The proposed merger has been approved by the stockholders of F&M Bancorp and by federal and state regulatory agencies. The merger is expected to become effective after the close of business on August 12, 2003.

Based on the final stock price, the per share cash consideration to be paid in the merger will be $50.3703. The per share stock consideration to be paid in the merger will be 1.2470 shares of Bankshares common stock.

F&M Bancorp stockholders are entitled, pursuant to the terms of the Agreement and Plan of Merger dated as of March 13, 2003, to elect whether they wish to receive stock, cash or a combination of stock and cash in the merger, subject to allocation provisions if there is an oversubscription for stock or cash. The deadline for submitting elections to the Exchange Agent, American Stock Transfer & Trust Company, is 5:00 p.m. on Monday, August 11, 2003. Stockholders who wish to make an election must submit an Election Form/Letter of Transmittal and their stock certificates to the Exchange Agent by the deadline. A stockholder must submit election materials to make an election for cash or stock even if he or she submitted a proxy card to vote on the approval of the merger. However, a stockholder will be entitled to receive merger consideration even if he or she does not make an election for cash or stock. The results of the stockholders’ elections for cash or stock merger consideration and the final merger consideration allocations are expected to be available on August 15, 2003.

The final stock price was calculated, as provided in the Agreement and Plan of Merger, on the basis of the average of the closing sale prices of Bankshares common stock as reported on the Nasdaq National Market during the ten consecutive trading days during which Bankshares shares were traded on the Nasdaq National Market ending on August 8, 2003.

The per share cash consideration was calculated, as provided in the Agreement and Plan of Merger, as the quotient obtained by dividing the aggregate value of the cash and stock to be paid by Bankshares in the merger by 10,787,715, which is the total number of shares of F&M Bancorp common stock outstanding as of the close of business on August 8, 2003.

The per share stock consideration was calculated, as provided in the Agreement and Plan of Merger, as the quotient obtained by dividing the per share cash consideration of $50.3703 by the final stock price of $40.3921.

In connection with the proposed transaction, F&M Bancorp and Bankshares have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the proxy statement/prospectus, because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Bankshares with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Bankshares by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: 410-347-8361 or from Bankshares’ Web site at www.mercantile.com.

Mercantile Bankshares Corporation, with assets in excess of $11 billion, is a multi-bank holding company headquartered in Baltimore. It has 16 banking affiliates in Maryland, one banking affiliate in Delaware and three in Virginia.

F&M Bancorp, with assets in excess of $2 billion, is a bank holding company headquartered in Frederick, Maryland. It’s banking affiliate, Farmers & Mechanics Bank, has 48 community offices in seven counties in Maryland. Farmers & Mechanics Bank’s Hagerstown, MD-based subsidiary, Keller-Stonebraker Insurance, Inc. and its Beltsville, MD-based subsidiary Potomac Basin Group Associates, Inc., provide a full line of consumer and commercial business insurance products. Residential mortgage services are offered through Classic Mortgage.

Contacts:
Mercantile Bankshares Corporation	F&M Bancorp
David E. Borowy	Kaye A. Simmons
Investor Relations	Executive VP and CFO
410-347-8361	(888) 694-4170
David.Borowy@mercantile.net	ksimm@fmbn.com

2